U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for September 09, 2013
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
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101(b)(1): ____
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: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or
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other document is not a press release, is not required to be and has not been distributed to the registrant’s security
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filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures:
Sasol Limited audited financial results for the year ended 30 June 2013

Sasol Limited audited financial results
for the year ended 30 June 2013
Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa
Share registrars: Computershare Investor Services (Pty) Ltd., 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2
JSE Sponsor: Deutsche Securities (SA) Pty Ltd.
Directors (non-executive): Mrs TH Nyasulu (Chairman), Mr C Beggs*, Mr HG Dijkgraaf (Dutch)*, Dr MSV Gantsho*, Ms IN Mkhize*, Mr ZM Mkhize*, Mr MJN Njeke*, Mr PJ Robertson (British and American)*, Prof JE Schrempp (German)**, Mr S Westwell (British)*
(executive): Mr DE Constable (Chief Executive Officer) (Canadian), Mrs KC Ramon (Chief Financial Officer), Ms VN Fakude
*Independent **Lead independent director
Company secretary: Mr VD Kahla
Company registration number: 1979/003231/06, incorporated in the Republic of South Africa
Income tax reference number: 9520/018/60/8
JSE
Sasol Ordinary shares
Share code: SOL
ISIN: ZAE000006896
NYSE
Sasol Ordinary shares
Share code: SSL
ISIN: US8038663006
Sasol BEE Ordinary shares
Share code: SOLBE1
ISIN: ZAE000151817
American depositary receipts (ADR) program:
Cusip number 803866300
ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286, USA highlights
• Sasol Synfuels’ production volumes up by 4%
• Cash fixed cost (excluding exchange rate effects) increased by 7%, in real terms
• Operating profit up by a record 26%, excluding once-offs
• Headline earnings per share up by 25% to R52,62
• Total dividend of R19,00 per share, up by 9%
• Cash generated by operating activities up by 24%
• Safety recordable case rate (RCR) of 0,31, which is the lowest annual result in our 63 year history
• Total skills development spend of R837 million
Committed to excellence in all we do, Sasol is an international integrated energy and chemical company that leverages the talent and expertise of our more than 35 000 people working in 37 countries. We develop and commercialise technologies, and build and operate world-scale facilities to produce a range of high-value product streams, including liquid fuels, chemicals and low-carbon electricity.

Segment report
for the year ended 30 June
Turnover
R million
Operating profit/(loss) after
remeasurement items R
million
2012
2013
Business unit analysis
2013
2012
133 814
146 846
South African energy cluster
36 978
28 957
10 672
12 324
Mining
2 213
2 287
6 931
8 254
Gas
4 069
2 985
48 791
58 275
Synfuels
28 624
22 095
67 420
67 993
Oil
2 072
1 592
–
–
Other
–
(2)
8 429
8 886
International energy cluster
(285)
(55)
5 318
5 252
Synfuels International
1 601
1 881
3 111
3 634
Petroleum International
(1 886)
(1 936)
94 752
105 313
Chemical cluster
1 919
6 500
20 081
23 106
Polymers
(2 829)
716
18 914
21 291
Solvents
916
1 403
37 698
41 278
Olefins & Surfactants
3 580
3 193
18 059
19 638
Other chemical businesses
252
1 188
50
368
Other businesses1
2 016
1 356
237 045
261 413
40 628
36 758
(67 599)
(80 144)
Intersegmental turnover1
169 446
181 269
1 Intersegmental turnover amounting to R8 548 million was reclassified to other intersegmental operating income as part of the change in the income statement presentation from function to nature, which is eliminated in the consolidated annual financial statements.
overview
Advancing sustainably
Chief Executive Officer, David E. Constable says:
“With the bar set high, the group posted another excellent all-round performance in 2013 against financial, operational and safety performance targets. Clearly, macroeconomic factors continue to support Sasol’s overall value proposition. Our strong results are also testament to the resilience of our strategy, where an uncertain and volatile external environment is weighing heavily on economic growth.
With a sharpened strategic focus, significant progress in relation to our US mega-projects, and the initiation of a complete organisational redesign, this past financial year will be seen as a watershed for Sasol.
As we take bold steps forward, we are driving to become a more effective, efficient and competitive organisation – making Sasol fit for the future, both at home and abroad. This, together with our high performing people, trusted business partners, loyal customers and suppliers, strong project pipeline and long-term strategic vision will ensure that we deliver sustainable value for all of our stakeholders for decades to come.
In all that we do, we remain committed to act responsibly and to continuously improve.”
Year-end results overview
Earnings attributable to shareholders for the year ended 30 June 2013 increased by 11% to R26,3 billion from R23,6 billion in the prior year. Headline earnings per share increased by 25% to R52,62 and earnings per share increased by 11% to R43,38, over the same period.
Sasol recorded an operating profit, excluding share of profit of associates, of R40,6 billion for the year. Excluding the impact of net once-off charges, amounting to R8,5 billion, operating profit increased by 26% compared with the prior year, on the back of an overall improved operational performance. Operating profit was boosted by a 14% weaker average rand/US dollar exchange rate (R8,85/US$ at 30 June 2013 compared with R7,78/US$ at 30 June 2012), despite a 3% lower average Brent crude oil price (average dated Brent was US$108,66/barrel at 30 June 2013 compared with US$112,42/barrel at 30 June 2012) and lower product prices.
The operating profit in the current year was negatively impacted by net once-off charges totalling R8,5 billion (30 June 2012 – R2,1 billion). These items relate primarily to the partial impairments of our Arya Sasol Polymer Company (ASPC) investment and the FT wax expansion project of R3 611 million and R2 033 million, respectively, as well as the write off of an unsuccessful exploration well in Mozambique amounting to R442 million. In addition, included in the once-off charges is an amount of R2 021 million related to translation losses, primarily at our ASPC operations, resulting from the depreciation of the Iranian Rial against the US dollar.
These once-off items also include a gain of R233 million relating to the remeasurement to fair value of our existing shareholding in the Merisol business, which arose from the acquisition of the remaining 50% of Merisol. Our operating profit further includes a gain on the valuation of our open Canadian foreign exchange contracts amounting to R439 million.
Operating profit for the second half of the year, compared to the first half of the year, was R2,8 billion higher mainly as a result of the weaker rand/US dollar exchange rate, partly offset by the further impairment of ASPC and the partial impairment of the FT wax expansion project. In addition, translation gains, year-end stock movements as well as the positive impact of the change in discount rates on our provision for environmental rehabilitation contributed further to the higher operating profit.
Sasol Synfuels delivered production volumes for the year of 7,443 million tons (mt), which was 4% higher than the prior year. Stable operations, as well as the performance of the running plant during the phased shutdown resulted in the improved production volumes. This is the highest production volumes delivered by

Sasol Synfuels since the 2006 financial year, post Clean Fuels 1 implementation. We continue to optimise our European chemical businesses’ production to match lower demand and optimise margins in light of the continuing weak European market conditions. Production performance at our ORYX gas-to-liquids (GTL) operations was in line with our expectations, taking into account the planned maintenance shutdown in February 2013. ASPC achieved a utilisation rate of 80% in line with our production expectations.
Cash fixed costs, excluding once-off and growth costs and the impact of a weaker exchange rate, increased by 7% in real terms, primarily due to a challenging South African cost environment in respect of labour, maintenance and electricity costs. Our current cost inflation is above the indicative South African producers’ price index inflation trends of 6,0% for the 2013 financial year. A key area of management focus is our cost optimisation project, where we are actively looking at opportunities to significantly reduce and contain our cost base sustainably.
The effective tax rate of 31,7% is lower than the prior year’s effective tax rate of 32,6%. This resulted primarily from an increase in non-deductible expenses relating mainly to once-off charges, which was offset by the absence of Secondary Tax on Companies, due to the implementation of dividend withholding tax, as well as the increase in exempt income.
Cash flow generated by operating activities increased by 24% to R59,3 billion compared with R47,9 billion in the prior year. However, this was offset by increased working capital, both as a result of price and volume effects. Capital investments for the year amounted to R32,3 billion.
Taking into account the ongoing strength of our financial position, current capital investment plans, as well as the progressive dividend policy, management has recommended and the Sasol board has approved the final dividend. This approach remains in line with our commitment to consistently return sustainable value to shareholders.
Chief Financial Officer, Christine Ramon says:
“We continue to demonstrate our strong cash flow generation ability across our businesses through the cycle. We remain committed to a progressive dividend policy, barring significant economic variables such as abnormal fluctuations in the oil price and exchange rates. We continue to deliver value to shareholders, despite the negative impact on our profitability of once-off charges, mainly impairments. Our balance sheet continues to be resilient, which positions the company well to fund our attractive growth projects, our progressive dividend policy as well as to provide a buffer for volatility.”
Sasol fit for the future
To make Sasol fit for the future, we are taking decisive and proactive measures to secure our long-term growth and competitiveness.
During 2013, our focus on operational performance resulted in improved plant stability and higher production volumes. Looking ahead, under our business performance enhancement programme, we will continue to improve operational productivity, while designing an effective operating model for Sasol. Our aim is to implement initiatives, which address both cost creep and organisational complexity to ensure that we become a more effective, efficient and competitive organisation over the long term.
Through our business performance enhancement programme, we expect to generate sustainable annual savings of at least R3 billion over the next two to three years. The drivers for the savings target will be a combination of efficiency benefits stemming from our new operating model, productivity improvements in our operations, designing “fit-for-purpose” group functions and procurement cost reduction strategies.
We will be able to share more details on the group’s new operating model, as well as the source and timelines of these savings at our interim results announcement in March 2014.
Delivering on growth and operations excellence
We continue to progress on the delivery of our project pipeline and it is pleasing that:
• Looking at our growth projects:
– We continue to make progress on the execution of the front-end engineering and design (FEED) phase of an integrated, world-scale ethane cracker and downstream derivatives units, and will commence with FEED for the US GTL and chemicals value-adds facility at the Lake Charles chemicals complex in Louisiana, the United States, during the second half of the 2013 calendar year:
• The ethane cracker (estimated to cost between US$5 billion and US$7 billion) will produce 1,5 million tons of ethylene that will be used to manufacture a range of ethylene derivatives. The main technologies for the ethane cracker and derivatives units have been selected and we have placed orders for critical long-lead equipment. We expect beneficial operation for the ethane cracker to be achieved during the 2017 calendar year, with the final investment decision (FID) to be taken during the 2014 calendar year.
• The US GTL facility (with an estimated cost of between US$11 billion and US$14 billion) will produce at least a nominal 96 000 barrels per day (bbl/d) of product, with the potential to produce up to 10% more. The US GTL project will be delivered in two phases after the ethane cracker, with each phase comprising at least 48 000 bbl/d. The FID for the US GTL project is expected to be taken within 18 to 24 months after that of the US ethane cracker.
• We have submitted the filings for the key environmental permits, and have regular interaction with the authorities and other stakeholders to monitor the process.
The outcome of the permit applications are expected towards the end of the FEED phase.
• We announced the introduction of a Voluntary Property Purchase Program for residents in designated areas to the northwest and west of our existing facility in Westlake, Louisiana. This programme will provide eligible property owners with the option to sell their property to Sasol, and relocate to an alternative neighbourhood, if they so choose.
• The Louisiana Joint Legislative Committee on the State’s Budget approved the Cooperative Endeavors Agreement (CEA) between Sasol and the State of Louisiana, which facilitates the economic incentives package for the ethane cracker and US GTL projects.
• In June 2013, we signed a memorandum of understanding (MOU) with Ineos Olefins & Polymers USA (Ineos). The intent of the MOU is to form a joint venture to manufacture high density polyethylene (HDPE). The proposed plant will produce 470 kilotons per annum of bimodal HDPE using an Innovene™ S process technology licensed from Ineos, and will utilise ethylene from the Lake Charles cracker project to provide Sasol with integrated manufacturing economics. The final investment decision for this plant is expected to be taken in the first half of the 2014 calendar year with start-up expected at the end of the 2015 calendar year.

– Our Uzbekistan GTL FEED activities are progressing well and are expected to be completed during the second half of the 2013 calendar year. Sasol regularly reviews the projects in its project pipeline. As a result of the magnitude of our growth portfolio, as well as significant sustenance capital required for our South African operations, the Sasol board approved that we decrease our shareholding in the Uzbekistan GTL project from 44,5% to 25,5% at the end of the FEED phase.
The FID remains subject to key conditions, including successful project financing and non-state ownership of at least 50,1%. The Uzbekistan GTL project remains an important project in Sasol’s GTL growth portfolio and the business case for the project remains robust.
– In Nigeria, the Escravos GTL project is progressing steadily, with commissioning and start-up activities. The plant is expected to be in operation towards the end of the 2013 calendar year.
• Focusing on our foundation businesses:
– The Sasol Synfuels growth programme is progressing, with the first set of the gas heated heat exchange reformers (GHHERs) reaching beneficial operation in June 2013. The beneficial operation of the entire programme is expected to be reached in December 2014. The complex brownfields volatile organic compound abatement project continues, along with the replacement of tar tanks and separators as well as the coal tar filtration east project.
– The development of the Impumelelo and Shondoni Collieries, which are part of Sasol Mining’s R14 billion mine replacement projects, remain on track. It is anticipated that the projects will be completed within budget, reaching beneficial operation during the second half of the 2014 and 2015 calendar years, respectively.
– Construction on the FT wax expansion facility in Sasolburg, South Africa, continues to progress. The commissioning of the new Slurry Bed Reactor, which is critically important for the capacity expansion, is expected to take place at the end of March 2014. Phase 2 of the project will be impacted by the delay of phase 1 and commissioning of phase 2’s key equipment (second Slurry Bed Reactor) is expected to take place in August 2016. The total project cost of both phases 1 and 2 is an estimated total cost of R11,9 billion. The total project cost comprises both phase 1 and phase 2 costs, estimated at R9,0 billion and R2,9 billion, respectively.
Due to the volatile macroeconomic environment and increased costs relating primarily to construction delays and poor labour productivity, we recognised a partial impairment of R2 033 million at 30 June 2013 in respect of the project. All efforts are being made to monitor and mitigate the risks identified on the project and to improve the economics thereof.

– The construction of our R1,9 billion ethylene purification unit project in Sasolburg, and the R1,3 billion C3 stabilisation project in Secunda remain on track. These projects are expected to be in operation during the second half of the 2013 calendar year and in the middle of the 2014 calendar year, respectively.
– During the year, through Sasol New Energy (SNE), we continued to advance the development of our 49% share of the US$246 million 140 megawatts gas-fired power generation plant in Mozambique, in partnership with the country’s state-owned power utility Electricidade de Moçambique at Ressano Garcia (EDM). EDM will be the sole offtaker of the electricity under a long-term power purchase agreement. Civil work and construction have commenced on site. Beneficial operation is expected during the first half of the 2014 calendar year.
• Turning to our upstream activities:
– We are rationalising our global exploration portfolio and, during the year, relinquished various exploration licences in Mozambique, Papua New Guinea and Australia. In doing so, we have high-graded our exploration portfolio, which still contains a number of very promising assets in other parts of Mozambique, Australia, South Africa and Botswana.
– The Inhassoro I-9Z extended well test in the Mozambique Production Sharing Agreement (PSA) area contributed 197 000 barrels of light oil during the year.
– In November 2012, we completed the PSA appraisal phase programme in Mozambique and notified its government that two oil and two gas reservoirs are commercially viable and will be considered for future development. The Field Development Plan is to be submitted by 25 February 2015, which will give effect to a final investment decision. In October 2012, we completed the expansion of the Central Processing Facility (CPF) in Mozambique, increasing annual production capacity to 183 million gigajoules per annum (MGJ/a). The agreement for the 27 MGJ/a allocated to South Africa from the additional capacity was concluded in 2009 and has been in effect since 2010. In 2013, we successfully concluded three new gas sales agreements for the additional capacity, which was allocated to the Mozambican electricity market. 9 MGJ/a of the additional capacity comprises royalty gas for the Mozambican government. In support of the increased capacity, Sasol Gas together with its partner, has begun construction of the R1,98 billion loop line to allow for the additional monetisation of gas in Mozambique.
– In offshore Gabon, we are maturing and developing new oil reserves to maintain and potentially boost production in the non-operated Etame Marin Permit. During 2013, an amount of US$168,2 million was approved for two new development projects, namely the Etame Expansion project and the South East Etame and North Tchibala project. The capital related to these investments commenced being incurred in 2013 and will continue through to the 2016 financial year.
Our operations deliver solid performance
South African energy cluster
Sasol Mining – increased production coupled with higher costs
Operating profit of R2 213 million was 3% lower than the prior year, primarily due to increased mining costs, external coal purchases and increased transport costs.
Lower export sales volumes and coal prices were offset by higher volumes and sales prices to Sasol Synfuels compared to the prior year. Production volumes were up 1% compared to those of the prior year. Sasol Mining for the first time in its history had no fatalities during the year and reduced its RCR from 0,67 in 2012 to 0,57 in 2013.
Sasol Gas – improved sales prices and volumes
Operating profit increased by 36% to R4 069 million compared to the prior year. This was mainly as a result of increased sales volumes, which supported Sasol’s initiatives to increase energy efficiencies and minimise our carbon footprint. In addition, higher sales prices, on the back of the weaker rand/US dollar exchange rate, further contributed positively to our operating profit.

Sasol Synfuels – production volumes up by 4%
Sasol Synfuels’ operating profit increased by 30% to R28 624 million compared to the prior year primarily due to a weaker average rand/US dollar exchange rate resulting in favourable product prices and margins, as well as increased sales volumes. Production volumes of 7,443 million tons were 4% higher than the prior year due to stable operations, as well as the performance of the running plant during the phased shutdown in September 2012. Cash unit costs increased by 13% compared to the prior year, due to higher feedstock prices (which are largely internal to the group), as well as increased labour and energy costs.
Sasol Oil – higher margins despite lower volumes
Operating profit increased by 30% to R2 072 million compared to the prior year primarily due to higher marketing and refining margins, coupled with higher petroleum product prices and a weaker average rand/US dollar exchange rate. Sales and production volumes for the year were lower compared to the prior year.
This was due to lower demand, in particular for black products, on the back of higher petroleum product prices. Production volumes were lower compared to the prior year due to the extended planned maintenance shutdown at our Natref refinery, coupled with the lower demand.
International energy cluster
Sasol Synfuels International (SSI) – lower ORYX GTL volumes due to shutdown
SSI’s operating profit decreased by 15% to R1 601 million compared to the prior year. This was as a result of lower volumes from the ORYX GTL plant in Qatar due to the planned statutory shutdown in February 2013 as well as higher US GTL study costs compared to the prior year. The ORYX GTL plant, which has maintained an RCR of zero, achieved a full year average utilisation rate, taking into account the planned statutory shutdown, of 80% of nameplate capacity. The shutdown enabled the ORYX GTL plant to progress various key de-bottlenecking projects, which have already resulted in operational benefits since start-up. Average throughput for the month of May and June 2013 exceeded 106% of design capacity.
Sasol Petroleum International (SPI) – Mozambique volume growth, however, low North American gas prices impact Canadian asset performance
SPI recorded an operating loss of R1 886 million compared to an operating loss of R1 936 million in the prior year. The operating loss was underpinned by higher gross margins, supported by improved production volumes. However, these favourable aspects were partly offset by higher depreciation, mainly related to our Canadian shale gas assets of CAD226 million, as well as increased operating and exploration costs elsewhere. The write off of the Mupeji-1 dry well in Mozambique amounting to R442 million, is included in the operating loss. The operating loss for the prior year includes a partial impairment of R964 million relating to our Canadian shale gas assets and the impairment of Block 16/19 in Mozambique of R434 million.
Production volumes from our combined assets in Mozambique, Canada and Gabon increased by 16% compared to the prior year. The Pande and Temane gas fields in Mozambique performed well. Although Gabon oil production is slowly declining, we are maturing additional volumes in Gabon to sustain asset life-time. Our Canadian shale gas assets remains under pressure due to low gas market prices and high depreciation, contributing to the operating loss for the year. We are actively de-risking this asset to optimise ramp-up of development activities once gas prices increase.

Chemical cluster
Sasol Polymers – margin pressure and negative impact of ASPC partial impairment
Sasol Polymers’ recorded an operating loss of R2 829 million compared to an operating profit of R716 million in the prior year. The South African polymers business recorded an operating loss of R1 785 million (2012 – R1 148 million). Sales volumes in our South African polymers business were 5% higher than the prior year, despite the slow recovery in the polymers market. Margins continue to be squeezed in the South African polymers business, where feedstock price increases outweighed the increases in selling prices.
Our international operations contributed R4 588 million (2012 – R2 591 million) to operating profit, excluding the partial impairment of our investment in ASPC of R3 611 million and translation losses of R2 021 million (2012 – R727 million), relating primarily to our ASPC operations, mainly due to the depreciation of the Iranian Rial against the US dollar. ASPC achieved an average capacity utilisation rate of 80% for the year. However, due to logistical disruptions at ASPC, international operations’ sales volumes were 19% lower than the prior year.
Sasol Solvents – 6% higher sales volumes despite challenging trading environment
Operating profit decreased by 35% to R916 million compared to the prior year. The benefits of a 6% increase in sales volumes and a weaker rand/US dollar exchange rate were offset by declining US dollar selling prices and contracting margins, resulting from continued high feedstock prices over this period. Operating profit includes a partial impairment of R242 million related to our German operations.
Sasol Olefins & Surfactants (Sasol O&S) – improved margins in the US compensate for weaker margins in Europe
Operating profit increased by 23% to R3 580 million compared to the prior year, excluding the gain realised in the prior year on the sale of the Witten operations in Germany. While our US operations continued to benefit from the low US ethane prices, our European based businesses, whilst still profitable, came under increased pressure as a result of reduced volumes due to softer demand, coupled with continued high petrochemical feedstock prices.
Other chemical businesses – challenging market conditions for Sasol Nitro, negative impact of FT wax expansion project impairment
Our other chemical businesses recorded an operating profit of R252 million compared to an operating profit of R1 188 million in the prior year. The operating profit of our Sasol Wax business, excluding a R2 033 million partial impairment on the FT wax expansion project and other once-off items in the prior year, increased by 106% compared to the prior year on the back of the weaker rand/US dollar exchange rates.
The Sasol Nitro business incurred an operating loss of R124 million for the year. This was due to the negative effects of labour unrest in the mining sector during the first half of the year, lower customer demand and significantly higher feedstock costs in the fertiliser business.

Doing business responsibly
We continued to deliver on our broader sustainability contributions during the period:
– SNE’s external water conservation partnerships have started to yield results, with the first water savings of R10,5 million being realised through the repair of leaking plumbing in 60 000 houses in Sebokeng and Evaton, in the Sasolburg region. In addition, it created 75 local employment opportunities. The project will now start to become self-funded, demonstrating the sustainability of the “ring-fenced savings” funding model for the project. The concept of water off-setting has been positively received by the Parliamentary Portfolio Committee on Water and Environmental Affairs, and has been incorporated in the National Water Resource Strategy of the Department of Water Affairs.
– In terms of South African climate change policy, our experts are participating in several working groups, together with the South African government and other stakeholders, to develop the standards and guidelines which would give effect to the country’s climate change response white paper, which was published in 2011.
We continue to engage stakeholders on climate change-related policies and initiatives, to find workable and sustainable solutions as we transition to a low-carbon economy.
– Sasol supports policies that are based on analysis that uses clear and accurate information, reflects the constraints of a transition to a lower carbon and climate resilient South African economy, while effectively contributing to the reduction of greenhouse gases. However, Sasol does not support the proposed carbon tax in its current form as:
• a thorough analysis of the potential impacts and alternative options have not been performed;
• it does not align with South Africa’s broader mitigation policy; and
• it does not sufficiently take account of South Africa’s carbon mitigation and socio-economic challenges.
– Throughout the year, we have engaged actively with government on air quality legislation, both individually and through various forums. Through our engagements, we continue to propose an air quality regulatory regime that is reasonable and practicable, and that aims to achieve tangible improvements in ambient air quality.
– The safety incident recordable case rate (RCR) for employees and service providers, including injuries and illnesses, of 0,36 at 30 June 2013 has improved compared with the RCR rate of 0,39 at 30 June 2012. Notably, our RCR for employees and service providers, excluding illnesses, of 0,31 at 30 June 2013 (30 June 2012 – 0,35) is at its lowest level in our company’s 63 year history.
– During the year, our Ikusasa programme progressed well. Four areas are focused on, namely education, health and wellbeing, infrastructure, and safety and security in the Secunda and Sasolburg regions. As part of our commitment to the communities in which we operate, we invested R72 million and R63 million in Secunda and Sasolburg, respectively, during the year, with a further R200 million per annum planned for 2014 through 2016.
– During the year, we paid R30,8 billion in direct and indirect taxes to the South African government. Sasol remains one of the largest corporate taxpayers in South Africa, contributing significantly to the country’s economy.
Competition law compliance
We continue to evaluate and enhance our compliance programmes and controls in general, and our competition law compliance programme and controls, in particular. As a consequence of these programmes and controls, including monitoring and review activities, we have also adopted appropriate remedial and/or mitigating steps, and made disclosures on material findings, as and when appropriate.
The South African Competition Commission (the Commission) is conducting investigations into several industries in which Sasol operates, including the piped gas, petroleum, fertilisers and polymer industries. We continue to cooperate with the Commission in these investigations. To the extent appropriate, further announcements will be made in future.
As part of its investigation into the polymer industry, the Commission has contended that the prices at which Sasol Polymers supplies propylene and polypropylene are excessive. Sasol Polymers does not agree with the Commission’s assessment and is contesting the Commission’s allegations. The majority of the matter was heard before the South African Competition Tribunal (the Tribunal) from 13 May 2013 to 7 June 2013 and the last of the Sasol witnesses took the stand in August 2013. Closing arguments will be made before the Tribunal by both Sasol and the Commission on 14 and 15 October 2013.
The Commission has referred allegations of price-fixing and market division against Chevron SA, Engen, Shell SA, Total SA, Sasol Limited, BP SA and the South African Petroleum Industry Association (SAPIA) to the Tribunal for adjudication. The Commission is alleging that the respondents exchanged commercially sensitive information, mainly through SAPIA, in order to ensure that their respective prices for diesel followed the Wholesale List Selling Price published by the South African Department of Energy. This is not a new matter and Sasol began engaging with the Commission in this regard in 2008 as part of its group-wide competition law compliance review, which preceded the Commission’s investigation into the liquid fuels sector. Sasol has reviewed the Commission’s referral documents and does not agree with the Commission’s allegations. Accordingly, Sasol is defending the matter.
Cash generation supports strong balance sheet
The deleveraged balance sheet reflected an under-geared position of 0,3% at 30 June 2013 compared to the gearing level of 2,7% at 30 June 2012. The low gearing is supported by continued healthy cash flow generation, particularly from our foundation businesses. This low level of gearing is expected to be maintained in the short term, but is likely to return to within our targeted range of 20% to 40% in the medium term, taking into account our growth programme as well as our progressive dividend policy.

Profit outlook+ – strong management focus on improved operational performance and cost reduction
Economic recovery in the global environment is expected to remain fragile and unbalanced. The European debt crisis has continued, weakening demand in that region. Coupled with the Chinese slowing growth, the announcement of the gradual withdrawal of quantitative easing by the Federal Reserve in the US, increased the risks of global economic recovery. Global economic growth is expected to remain modest in light of the uncertainties in the European and US markets in particular. Crude oil prices are expected to remain stable over the near term. Product prices are expected to remain volatile. The rand/US dollar exchange rate remains one of the biggest external factors impacting our profitability.
We expect an overall solid production performance for the 2014 financial year with the following production guidance:
– Sasol Synfuels’ volumes are expected to be between 7,3 and 7,5 million tons;
– The average utilisation rate at ORYX GTL in Qatar is expected to be above 85% of nameplate capacity; and
– Our shale gas venture in Canada will show marginally increased production compared to the prior year due to new wells coming on stream. At present we are stabilising our production, as ramp-up in drilling activities remain dependent on sustained gas price increases.
+ In accordance with standard practice, it is noted that this information has not been reviewed and reported on by the company’s auditors.
Following the successful conclusion of the disposal of our share in ASPC during the first half of the 2014 financial year, we are currently assessing the impact of the change in the official Iranian Rial exchange rate applicable from the 2014 financial year. This change may result in a loss on disposal of less than US$100 million.
The macroeconomic conditions continue to be volatile, impacting our assumptions in respect of stable crude oil prices and volatile product prices, stronger refining margins as well as the weaker rand/US dollar exchange rate. We continue to focus on factors within our control: volume growth, margin improvement and cost reduction. The current volatility and uncertainty of global markets and geopolitical activities makes it difficult to be more precise in this outlook statement.
Acquisitions and disposals of businesses
In December 2012, Sasol acquired the remaining 50% shareholding in Merisol for a purchase consideration of R730 million (US$85 million).
In April 2013, Sasol Oil disposed of its bitumen business, operated by Tosas, for a consideration of R116 million.
Subsequent events
On 2 July 2013, Sasol Gas disposed of its 49% share in Spring Lights Gas for a consideration of R474 million, upon obtaining approval from the South African Competition Commission. At 30 June 2013, Spring Lights Gas was classified as a disposal group held-for-sale.
On 16 August 2013, we entered into a definitive sale and share purchase agreement to dispose of our 50% interest in ASPC for a purchase consideration of R3 606 million (US$365 million). The purchase consideration is payable in cash for the net assets, dividends and shareholder loans. At 30 June 2013, the investment in ASPC was classified as a disposal group held-for-sale. As a result of this transaction, Sasol has no on-going investment in Iran.
Change in directors
Mrs KC Ramon resigned as chief financial officer and executive director of Sasol Limited with effect from 9 September 2013. Mr P Victor has been appointed as the acting chief financial officer and executive director of Sasol Limited with effect from 10 September 2013.
Declaration of cash dividend number 68
A final gross cash dividend of South African 1330,00 cents per ordinary share (30 June 2012 – 1180,00 cents per share) has been declared for the year ended 30 June 2013. The final cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 15% and no credits in terms of secondary tax on companies have been utilised. At the declaration date, there are 648 925 316 Sasol ordinary, 25 547 081 Sasol preferred ordinary and 2 838 565 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders, who are not exempt from the dividend withholding tax, is 1130,50 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 1330,00 cents per share.
The salient dates for holders of ordinary shares and BEE ordinary shares are:
Declaration date
Monday, 9 September 2013
Last day for trading to qualify for and participate in the final dividend (cum dividend)
Friday, 4 October 2013
Trading ex dividend commences
Monday, 7 October 2013
Record date
Friday, 11 October 2013
Dividend payment date
Monday, 14 October 2013
The salient dates for holders of our American Depository Receipts are1:
Ex dividend on New York Stock Exchange (NYSE)
Wednesday, 9 October 2013
Record date
Friday, 11 October 2013
Approximate date of currency conversion
Tuesday, 15 October 2013
Approximate dividend payment date
Friday, 25 October 2013
1. All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 14 October 2013, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 14 October 2013.
Share certificates may not be dematerialised or re-materialised between Monday, 7 October 2013 and Friday, 11 October 2013, both days inclusive.
On behalf of the board
Hixonia Nyasulu
Chairman
David E. Constable
Chief Executive Officer
Christine Ramon
Chief Financial Officer
Sasol Limited
9 September 2013
The preliminary financial statements are presented on a summarised consolidated basis.
Statement of financial position
at 30 June
ASSETS
2013
Rm
2012
Rm
Property, plant and equipment
108 070
95 872
Assets under construction
41 244
33 585
Goodwill
859
787
Other intangible assets
1 532
1 214
Investments in associates
2 676
2 560
Post-retirement benefit assets
407
313
Deferred tax assets
2 318
1 514
Other long-term assets
2 787
2 437
Non-current assets
159 893
138 282
Assets in disposal groups held for sale
2 304
18
Inventories
24 056
20 668
Trade and other receivables
29 003
26 299
Short-term financial assets
1 526
426
Cash restricted for use
7 442
5 314
Cash
25 271
12 746
Current assets
89 602
65 471
Total assets
249 495
203 753
EQUITY AND LIABILITIES
Shareholders’ equity
149 625
125 234
Non-controlling interests
3 650
3 080
Total equity
153 275
128 314
Long-term debt
22 357
12 828
Long-term financial liabilities
22
38
Long-term provisions
12 397
10 518
Post-retirement benefit obligations
8 841
6 872
Long-term deferred income
305
455
Deferred tax liabilities
16 173
13 839
Non-current liabilities
60 095
44 550
Short-term debt
1 701
3 072
Short-term financial liabilities
200
135
Other current liabilities
33 477
27 460
Bank overdraft
747
222
Current liabilities
36 125
30 889
Total equity and liabilities
249 495
203 753

Income statement
for the year ended 30 June
2013
Rm
2012
Rm
Turnover
181 269
169 446
Materials, energy and consumables used
(77 538)
(80 410)
Selling and distribution costs
(5 371)
(4 621)
Maintenance expenditure
(7 544)
(7 421)
Employee related expenditure
(23 476)
(19 465)
Exploration expenditure and feasibility costs
(1 354)
(1 045)
Depreciation and amortisation
(12 030)
(9 651)
Other expenses, net
(6 841)
(8 215)
Translation gains
899
243
Other operating expenses
(9 692)
(9 874)
Other operating income
1 952
1 416
Operating profit before remeasurement items and associates
47 115
38 618
Remeasurement items
(6 487)
(1 860)
Operating profit after remeasurement items
40 628
36 758
Share of profits of associates, net of tax
445
479
Profit from operations and associates
41 073
37 237
Net finance costs
(1 294)
(1 234)
Finance income
708
796
Finance costs
(2 002)
(2 030)
Profit before tax
39 779
36 003
Taxation
(12 597)
(11 746)
Profit for year
27 182
24 257
Attributable to
Owners of Sasol Limited
26 278
23 583
Non-controlling interests in subsidiaries
904
674
27 182
24 257
Earnings per share
Rand
Rand
Basic earnings per share
43,38
39,10
Diluted earnings per share1
43,42
38,95
1 Diluted earnings per share are calculated taking the Sasol Share Incentive Scheme and Sasol Inzalo share transaction into account.
Statement of comprehensive income
for the year ended 30 June
2013
Rm
2012
Rm
Profit for year
27 182
24 257
Other comprehensive income, net of tax
Items that can be subsequently reclassified
to the income statement
8 160
4 101
Effect of translation of foreign operations
8 121
4 063
Effect of cash flow hedges
78
41
Investments available-for-sale
(17)
(3)
Tax on items that can be subsequently reclassified to the income statement
(22)
–
Items that cannot be subsequently reclassified to the income statement
(338)
(821)
Remeasurements on post-retirement benefit obligations
(497)
(1 195)
Tax on items that cannot be subsequently reclassified to the income statement
159
374
Total comprehensive income for the year
35 004
27 537
Attributable to
Owners of Sasol Limited
34 084
26 853
Non-controlling interests in subsidiaries
920
684
35 004
27 537

Statement of changes in equity
for the year ended 30 June
2013
Rm
2012
Rm
Opening balance
128 314
109 860
Shares issued during year
727
325
Share-based payment expense
374
485
Disposal of businesses
7
–
Acquisition of business
(14)
–
Transactions with non-controlling shareholders in subsidiaries
8
101
Total comprehensive income for the year
35 004
27 537
Dividends paid to shareholders
(10 787)
(9 600)
Dividends paid to non-controlling shareholders in subsidiaries
(358)
(394)
Closing balance
153 275
128 314
Comprising
Share capital
28 711
27 984
Share repurchase programme
(2 641)
(2 641)
Sasol Inzalo share transaction
(22 054)
(22 054)
Retained earnings
128 038
112 547
Share-based payment reserve
8 883
8 509
Foreign currency translation reserve
10 235
2 137
Remeasurements on post-retirement benefit obligations
(1 585)
(1 250)
Investment fair value reserve
(3)
15
Cash flow hedge accounting reserve
41
(13)
Shareholders’ equity
149 625
125 234
Non-controlling interests in subsidiaries
3 650
3 080
Total equity
153 275
128 314
Statement of cash flows
for the year ended 30 June
2013
Rm
2012
Rm
Cash receipts from customers
178 087
168 934
Cash paid to suppliers and employees
(118 820)
(121 033)
Cash generated by operating activities
59 267
47 901
Cash flow from operations
61 571
50 172
Increase in working capital
(2 304)
(2 271)
Finance income received
1 071
1 149
Finance costs paid
(656)
(666)
Tax paid
(10 448)
(10 760)
Dividends paid to shareholders
(10 787)
(9 600)
Cash retained from operating activities
38 447
28 024
Additions to non-current assets
(32 288)
(29 160)
Acquisition of interests in joint ventures
(730)
(24)
Disposal of businesses
167
713
Acquisition of new or additional investments in associates
(200)
(81)
Repayment of capital from associate
661
–
Other net cash flows from investing activities
341
936
Cash utilised in investing activities
(32 049)
(27 616)
Share capital issued
727
325
Contributions from non-controlling shareholders in subsidiaries
37
11
Dividends paid to non-controlling shareholders in subsidiaries
(358)
(394)
Proceeds from long-term debt
11 485
1 138
Repayments of long-term debt
(3 357)
(1 997)
Proceeds from short-term debt
2 049
41
Repayments of short-term debt
(1 834)
(153)
Cash effect of financing activities
8 749
(1 029)
Translation effects on cash and cash equivalents of foreign operations
1 267
649
Increase in cash and cash equivalents
16 414
28
Cash and cash equivalents at beginning of year
17 838
17 810
Net reclassification to held for sale
(2 286)
–
Cash and cash equivalents at end of year
31 966
17 838

Salient features
for the year ended 30 June
2013
2012
Selected ratios
Return on shareholders’ equity
%
19,1
20,3
Return on total assets
%
18,4
20,0
Operating profit margin
%
22,4
21,7
Finance costs cover
times
63,7
57,1
Dividend cover
times
2,3
2,3
Share statistics
Total shares in issue
million
677,2
673,2
Sasol ordinary shares in issue
million
648,8
644,8
Treasury shares (share repurchase programme)
million
8,8
8,8
Weighted average number of shares
million
605,7
603,2
Diluted weighted average number of shares
million
614,5
616,2
Share price (closing)
Rand
431,54
342,40
Market capitalisation – Sasol ordinary shares
Rm
279 983
220 788
Market capitalisation – Sasol BEE ordinary shares
Rm
871
686
Net asset value per share
Rand
247,19
208,27
Dividend per share
Rand
19,00
17,50
Interim
Rand
5,70
5,70
Final
Rand
13,30
11,80
Other financial information
Total debt (including bank overdraft)
Rm
24 805
16 122
Interest bearing1
Rm
24 291
15 597
Non-interest bearing
Rm
514
525
Finance costs capitalised
Rm
302
24
Capital commitments – Property, plant and equipment
Rm
67 752
45 819
Authorised and contracted
Rm
64 387
50 243
Authorised, not yet contracted
Rm
45 216
28 417
Less expenditure to the end of year
Rm
(41 851)
(32 841)
Guarantees and contingent liabilities
Total amount
Rm
36 213
25 299
Liability included in the statement of financial position
Rm
21 271
11 194
Share-based payment expenses
Rm
2 038
691
Sasol share incentive schemes
Rm
1 666
221
Sasol Inzalo share transaction
Rm
372
470
Directors’ remuneration
Rm
98
70
1 Sasol Financing International Plc, an indirect 100% financing subsidiary of Sasol Limited, issued a US$1 billion bond at a fixed rate of 4,5%, which is listed on the New York Stock Exchange and is repayable in November 2022.
Share options granted to directors – cumulative
000
47
628
Share appreciation rights with no performance targets granted to directors
– cumulative
000
63
86
Share appreciation rights with performance targets granted to directors
– cumulative
000
780
700
Medium-term incentive rights granted to directors – cumulative
000
198
156
Sasol Inzalo share rights granted to directors – cumulative
000
50
50
Effective tax rate2
%
31,7
32,6
Number of employees
number
35 471
34 916
Average crude oil price – dated Brent
US$/barrel
108,66
112,42
Average rand/US$ exchange rate
1US$ = Rand
8,85
7,78
Closing rand/US$ exchange rate
1US$ = Rand
9,88
8,17
2 The decrease in the effective tax rate from 32,6% to 31,7% is mainly due to an increase in non-deductible expenses, which was offset by the absence of Secondary Tax on Companies, due to the implementation of dividend withholding tax, as well as the increase in exempt income.

Reconciliation of headline earnings
Earnings attributable to owners of Sasol Limited
Rm
26 278
Rm
23 583
Effect of remeasurement items
6 487
1 860
Impairment of assets
6 102
1 642
Reversal of impairment
(107)
(12)
Net profit on disposal of businesses
(85)
(354)
Profit on disposal of associate
–
(7)
Net profit on disposal of property, plant and equipment
(7)
(138)
Net loss on disposal of other intangible assets
6
–
Fair value gain on acquisition of business
(233)
–
Scrapping of property, plant and equipment
238
212
Scrapping of assets under construction
104
247
Write off of unsuccessful exploration wells
469
270
Tax effects and non-controlling interests
(892)
61
Headline earnings
31 873
25 504
2013
Rm
2012
Rm
Remeasurement items per above
Mining
7
61
Gas
–
11
Synfuels
77
238
Oil
78
14
Synfuels International
(7)
34
Petroleum International
428
1 609
Polymers
3 572
62
Solvents
341
83
Olefins & Surfactants
64
(179)
Other chemical businesses
1 815
(94)
Other businesses
112
21
Remeasurement items
6 487
1 860
Headline earnings per share
Rand
52,62
42,28
Diluted headline earnings per share
Rand
52,53
42,07
The reader is referred to the definitions contained in the 2012 Sasol Limited annual financial statements.
Basis of preparation and accounting policies
The preliminary summarised consolidated financial results for the year ended 30 June 2013 have been prepared in accordance with the framework concepts and the recognition and measurement requirements of International Financial Reporting Standards (IFRS), the presentation and disclosure requirements of International Accounting Standard 34 Interim Financial Reporting applied to year end reporting, Listings Requirements of the JSE Limited, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act, 2008, as amended.
The accounting policies applied in the presentation of the preliminary summarised consolidated financial results are consistent with those applied for the year ended 30 June 2012 and are in terms of IFRS as issued by the International Accounting Standards Board except as follows:
Sasol Limited has early adopted the following standards:
– IAS 36 (Amendment), Impairment of assets: Recoverable Amount Disclosures for Non-Financial Assets.
– IAS 39 (Amendment), Financial Instruments: Recognition and Measurement: Novation of Derivatives and Continuation of Hedge Accounting.
– IFRIC 21, Levies.
These newly adopted standards did not significantly impact our financial results. With effect from 1 July 2012, the group changed the presentation of its income statement from a classification based on function to a classification based on nature. Sasol has elected to change its income statement presentation to better reflect how it effectively manages its business as well as align to peers. The comparative period presented has been restated to comply with the income statement classification by nature. The change in the income statement presentation did not have an impact on turnover, operating profit or earnings per share.
The preliminary summarised consolidated financial results do not include all the disclosure required for complete annual financial statements prepared in accordance with IFRS.
These preliminary summarised consolidated financial results have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value.
The preliminary summarised consolidated financial results are presented in South African rand, which is Sasol Limited’s functional and presentation currency.
The preliminary summarised consolidated financial results appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the preliminary summarised consolidated financial results and that the financial information has been correctly extracted from the underlying audited annual financial statements. Christine Ramon CA(SA), Chief Financial Officer, is responsible for this set of financial results and has supervised the preparation thereof in conjunction with the Executive: Group Finance, Paul Victor CA(SA).

Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm’s length basis at market rates with related parties.
Significant changes in contingent liabilities since 30 June 2012
As a result of the fine imposed on Sasol Wax GmbH in October 2008 by the European Commission, on 23 September 2011, Sasol Wax GmbH and Sasol Wax International AG were served with a law suit in The Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers. The outcome of these proceedings cannot be determined at present. On 30 September 2011, another law suit had been lodged with the London High Court by 30 plaintiffs against Sasol Wax GmbH, Sasol Wax International AG and Sasol Holding in Germany GmbH. In the course of June 2013, full and final settlements have been reached with all 30 plaintiffs.
Independent audit by the auditors
These preliminary summarised consolidated financial results for the year ended 30 June 2013 have been derived from the audited consolidated annual financial statements of Sasol Limited for the year ended 30 June 2013, on which the auditors, KPMG Inc., have expressed an unmodified audit opinion. The individual auditor assigned to perform the audit is Mr CH Basson. KPMG Inc. has also issued an unmodified audit report on these summarised financial statements, stating that these summarised financial statements are consistent, in all material respects, with those financial statements. The auditor’s reports and the audited consolidated annual financial statements, which have been summarised in this report, are available for inspection at the registered office of the company.
Disclaimer – Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 12 October 2012 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word “calendar”.
www.sasol.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 09, 2013
By:          /s/ V D Kahla
Name:   Vuyo Dominic Kahla
Title:      Company Secretary